EXHIBIT 99.1

IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2012

TOKYO, May 15, 2012 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its full year ("FY2011") and 4th quarter ("4Q11") consolidated financial results for the fiscal year ended March 31, 2012.1

Highlights of Financial Results for FY2011
	FY2011 Actual Results	FY2012 Target
Revenues	JPY97,315 million ($1,180.9 million)	JPY107,000 million
Operating Income	JPY6,353 million ($77.1 million)	JPY7,500 million
Net Income attributable to IIJ	JPY3,641 million ($44.1 million)	JPY4,000 million
  Revenues were up 18.1% YoY. Internet connectivity services for corporate use, outsourcing services, SI operation and maintenance such as cloud computing, and WAN services revenues continued to grow.
  Operating income was up 53.4% YoY. In addition to the increase of gross margin of network services, IIJ-Global's full year operation results contributed to operating income growth.
  Net income attributable to IIJ was JPY3,641 million, up 13.7 % YoY.
  Revised the year-end dividend plan from previous JPY1,500 to JPY1,750 per share of common stock2 along with the increase in income.

Financial Targets for FY2012

  IIJ targets revenues of JPY107 billion, operating income of JPY7.5 billion, income before income tax expense (benefit) of JPY6.9 billion and net income attributable to IIJ of JPY4.0 billion for FY2012.
  IIJ targets cash dividend of JPY3,500 per share for FY2012 (JPY1,750 cash dividend for interim-period and fiscal year-end, respectively.)

Overview of FY2011 Financial Results and Business Outlook

"FY2011 results were satisfactory to us with revenues and income largely increasing. In addition to the good financial results, we saw good progress with our new services and businesses we've invested in, such as cloud computing services and ATM operation business. We can expect another double-digit growth the following year," said Koichi Suzuki, President and CEO of IIJ.

"Today's results demonstrate our successful strategy," continued Suzuki. "Combining our over 15 years of experience providing outsourcing services, pioneering technological skills in developing network services and our strong relationships with Japanese blue chip clients, we have been successful in attracting outsourcing and network service demands. Broadband services are growing as data traffic increases. Outsourcing services such as data center and security related services are growing fast along with customers' needs for professional IT support. Our cloud computing service "IIJ GIO" has also continued its revenue growth during its second year of service. IIJ GIO increased its number of clients and revenue for FY2011 reached over JPY3.1 billion compared to JPY0.6 billion the previous year."

"We have also strengthened our global network services towards the growing demands from Japanese companies that are heading into global markets. We are now prepared to provide Cloud computing services in the United States and in China together with global internet-VPN service and bilingual help desk service. We have also established a subsidiary and a representative office in the Asian region.

"As a result, combined with the full contribution of IIJ Global Solutions which we acquired in September 2010, our FY2011 revenues increased by 18.1% YoY and operating income increased by 53.4% YoY. Although there were initial cost burden related to our new services and projects, especially cloud computing services, gross margin related to network service increased. In addition to that, ATM operation business which we have been engaging as a new supplemental growth driver nearly reached its break-even point in 4Q11."

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY82.41 per US$1.00, which was the noon buying rate on March 30, 2012.

2 IIJ's 1 common stock is equivalent to 400 ADSs

FY2011 Financial Results Summary

Operating Results Summary
	FY2010	FY2011	YoY % change
	JPY millions	JPY millions
Total Revenues	82,418	97,315	18.1
Network Services	51,662	63,410	22.7
SI	29,444	31,469	6.9
Equipment Sales	796	1,112	39.6
ATM Operation Business	516	1,324	156.3
Total Costs	65,828	77,326	17.5
Network Services	41,678	49,985	19.9
SI	22,467	24,979	11.2
Equipment Sales	683	980	43.5
ATM Operation Business	1,000	1,382	38.2
SG&A Expenses and R&D	12,449	13,636	9.5
Operating Income	4,141	6,353	53.4
Income before Income Tax Expense	3,834	5,976	55.9
Net income attributable to IIJ	3,203	3,641	13.7

Segment Summary
	FY2010	FY2011
	JPY millions	JPY millions
Net Revenues	82,418	97,315
Network services and SI business	82,357	96,497
ATM operation business	516	1,324
Elimination	455	506
Operating Income (Loss)	4,141	6,353
Network service and SI business	4,813	6,631
ATM operation business	(643)	(194)
Elimination	29	84

We have omitted segment analysis because most of our revenues are dominated by Network services and SI business.

FY2011 Results of Operation

Revenues

Revenues were JPY97,315 million, up 18.1% YoY. In addition to the full year contribution from IIJ-Global of JPY26,118 million (JPY15,094 million for FY2010 (7 months)), network services revenues contributed to the total revenue growth.

Network Services revenue were JPY63,410 million, up 22.7% YoY.

Revenues for Internet connectivity services for corporate use were JPY14,707 million, up 5.0% YoY as new IP Service contracts accumulated and volume charge revenues increased.

Revenues for Internet connectivity services for home use were JPY 5,717 million, down 12.4% YoY.

WAN Services revenue was JPY25,667 million, up 59.4% YoY due to the full year contribution of IIJ-Global as well as the increase in number of new contracts of IIJ's WAN services.

Outsourcing services revenue were JPY17,319 million, up 15.2% YoY. Services such as data center services, IIJ GIO Hosting Package Service and security-related services grew continuously.

Number of Contracts for Connectivity Services
	as of 3/31/2011	as of 3/31/2012	YoY Change
Internet Connectivity Services (Corporate Use)	86,803	93,807	7,004
IP Service (-99Mbps)	908	923	15
IP Service (100Mbps-999Mbps)	305	344	39
IP Service (1Gbps--)	126	132	6
IIJ Data Center Connectivity Service	305	323	18
IIJ FiberAccess/F and IIJ DSL/F	42,851	44,510	1,659
IIJ Mobile Service[3]	40,988	46,329	5,341
Others	1,320	1,246	(74)
Internet Connectivity Services (Home Use)	374,328	397,191	22,863
Under IIJ Brand	41,176	42,721	1,545
hi-ho	151,828	153,901	2,073
OEM	181,324	200,569	19,245
Total Contracted Bandwidth	733.4 Gbps	857.7 Gbps	124.3Gbps

Network Services Revenues Breakdown
	FY2010	FY2011	YoY % change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	14,005	14,707	5.0
IP Service[4]	8,962	9,299	3.8
IIJ FiberAccess/F and IIJ DSL/F	3,047	3,151	3.4
IIJ Mobile Service[5]	1,738	2,013	15.8
Others	258	244	(5.2)
Internet Connectivity Service (Home Use)	6,525	5,717	(12.4)
Under IIJ Brand	989	911	(7.8)
hi-ho	4,996	4,222	(15.5)
OEM	540	584	8.1
WAN Services	16,100	25,667	59.4
Outsourcing Services	15,032	17,319	15.2
Total Network Services	51,662	63,410	22.7

[3] Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.
4 IP Service revenues include revenues from the Data Center Connectivity Service.
[5] Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).

SI revenues were JPY31,469 million, up 6.9% YoY. Systems construction revenue, a one-time revenue, increased by 0.5% to JPY11,997 million. Projects were mainly mid- to small sized construction projects. Systems operation and maintenance revenue, a recurring revenue, increased by 11.2% to JPY19,472 million. The increase was mainly due to the steady increase in IIJ GIO Component service.

The order backlog for systems construction and equipment sales was JPY3,839 million, up 1.1% YoY. The order backlog for systems operation and maintenance was JPY13,014 million, up 14.7% YoY.

Equipment sales revenues were JPY1,112 million, up 39.6% YoY.

ATM Operation Business revenues were JPY1,324 million (JPY516 million in FY2010). The ATM operation business is operated by Trust Networks Inc., IIJ's consolidated subsidiary, and it receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 15, 2012, 440 ATMs are placed.

Cost and expense

Cost of revenues was JPY77,326 million, up 17.5% YoY. Cost of revenues related to IIJ-Global was JPY20,894 million (JPY12,137 million for FY2010(7 months)).

Cost of Network Services revenue was JPY49,985 million, up 19.9% YoY mainly due to the increase in circuit-related costs of IIJ-Global and outsourcing-related costs. Gross margin for network services was JPY13,425 million, up 34.5% YoY and gross margin ratio was 21.2%, up 1.8 points YoY.

Cost of SI revenues was JPY24,979 million, up 11.2% YoY. The increase was mainly due to the increase in both outsourcing cost and network operation related cost mostly for IIJ GIO. Gross margin for SI was JPY6,491 million, down 7.0% YoY and gross margin ratio was 20.6%.

Cost of Equipment Sales revenues was JPY980 million, up 43.5% YoY. Gross margin was JPY131 million and gross margin ratio was 11.8%.

Cost of ATM Operation Business revenues was JPY1,382 million, up 38.2% YoY mainly due to the increase in the number of newly placed ATMs. Gross loss for ATM operation business decreased to JPY58 million from JPY484 million in FY2010 due to the increase in revenues.

SG&A and R&D Expenses

SG&A and R&D expenses were JPY13,636 million, up 9.5% YoY. SG&A expenses related to IIJ-Global was JPY3,037 million (JPY1,767 million for FY2010(7 months)). The ratio of SG&A and R&D expenses to total revenue was 14.0%, down 1.1 points compared to the ratio of FY2010.

Sales and marketing expenses were JPY7,947 million, up 20.1% YoY mainly due to the increase in personnel-related expenses, depreciation and amortization, and advertisement expenses. Amortization of customer relationship related to IIJ-Global was JPY425 million (JPY255 million for FY2010 (7 months)).

General and administrative expenses were JPY5,300 million, down 3.3% YoY. While personnel-related expense increased, rent expense decrease as a result of allocation change.

Research and development expenses were JPY389 million, up 9.9% YoY.

Operating income

Operating income was JPY6,353 million, up 53.4% YoY as there were full year contribution from IIJ-Global, increase in gross margin of network services revenues and the decrease in gross loss of ATM operation business.

Other income (expenses)

Other income (expenses) was expense of JPY377 million (expense of JPY307 million for FY2010) mainly due to interest expenses.

Income before income tax expenses

Income before income tax expenses was JPY5,976 million, up 55.9% YoY (JPY3,834 million for FY2010).

Net Income

Income tax expense was JPY2,525 million (JPY956 million for FY2010).

Equity in net income of equity method investees was JPY124 million (JPY123 million for FY2010) mainly due to income of Internet Multifeed Co. and Internet Revolution, Inc.

Net income was JPY3,575 million, up 19.1% YoY (JPY3,001 million for FY2010).

Net income attributable to IIJ

Net loss attributable to noncontrolling interests was JPY66 million (JPY202 million for FY2010) related to Trust Networks Inc.

Net income attributable to IIJ was JPY3,641 million, up 13.7% YoY (JPY3,203 million for FY2010).

FY2011 Financial Condition

Balance Sheets

As of March 31, 2012, the balance of total assets was JPY73,493 million, increased by JPY2,020 million from the balance as of March 31, 2011.

For current assets as of March 31, 2012, as compared to the respective balances as of March 31, 2011, accounts receivable decreased by JPY709 million. As for noncurrent assets, as compared to each of the respective balances as of March 31, 2011, property and equipment increased by JPY3,255 million, resulting from the increase of investment in servers, network equipment and facilities for cloud computing service and others, prepaid expense –noncurrent increased by JPY350 million and other intangible assets- net decreased by JPY658 million. As for current liabilities, as compared to each of the respective balances as of March 31, 2011, accounts payable decreased by JPY3,821 million and income taxes payable increased by JPY1,855 million.

As for the bank borrowings, as compared to the respective balances as of March 31, 2011, the balance of short-term borrowings decreased by JPY4,430 million, long-term borrowings-current portion increased by JPY1,010 million and long-term borrowing increased by JPY1,990 million, respectively. Bank borrowings to purchase the stocks of IIJ-Global was partially repaid and refinanced. Capital lease obligations-noncurrent increased by JPY1,115 million.

As of March 31, 2012, the balance of other investments was JPY2,938 million, an increase of JPY144 million from the balance as of March 31, 2011. The breakdown of other investments were JPY1,958 million in nonmarketable equity securities, JPY861 million in available-for-sale securities and JPY119 million in other.

As of March 31, 2012, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY5,943 million, and the breakdown of non-amortized intangible assets were JPY5,788 million in goodwill and JPY155 million in trademark. As of March 31, 2012, the balance of amortized intangible assets, which was customer relationships, was JPY5,223 million.

Total IIJ shareholders' equity as of March 31, 2012 was JPY32,688 million, an increase of JPY3,036 million from the balance as of March 31, 2011. IIJ Shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of March 31, 2012 was 44.5%.

Cash Flows

Cash and cash equivalents as of March 31, 2012 were JPY13,537 million compared to JPY13,314 million as of March 31, 2011.

Net cash provided by operating activities for FY2011 was JPY11,659 million compared to net cash provided by operating activities of JPY12,564 million for FY2010. Operating income increased YoY mainly due to the full year operating income from IIJ-Global contributed, gross margin of network services revenues increased and gross loss of ATM operation business decreased. In addition, there were effects of changes in operating assets and liabilities such as decrease in accounts payable in relation to payment for equipments for systems integration projects.

Net cash used in investing activities for FY2011 was JPY5,954 million compared to net cash used in investing activities of JPY13,493 million for FY2010, mainly due to payments for purchase of property and equipment of JPY6,167 million (JPY3,839 million for FY2010). As for FY2010, there was payment for the acquisition of IIJ-GS for JPY9,170 million.

Net cash used in financing activities for FY2011 was JPY5,464 million compared to net cash provided by financing activities of JPY5,521 million for FY2010, mainly due to proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings of JPY3,370 million, repayments of short-term borrowings with initial maturities over three months of JPY620 million and net decrease of short-term borrowings with initial maturities less than three months of JPY 4,180 million (net proceeds from issuance of short-term borrowings of JPY8,980 million for FY2010), principal payments under capital leases of JPY3,426 million (JPY2,989 million for FY2010) and JPY608 million for FY2010 year-end and FY2011 interim dividends payments.

 FY2012 Financial Targets

Our targets for the fiscal year ending March 31, 2013 are as follows:
				(JPY in millions)
	Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income attributable to IIJ
1H FY2012 Target	50,500	2,700	2,500	1,400
Full FY2012 Target	107,000	7,500	6,900	4,000

We target revenue of JPY107 billion yen, up 10.0% YoY. We expect revenues from our network services to continue to increase, IIJ GIO revenue to largely increase (to reach over JPY7.0 billion from JPY3.1 billion for FY2011), additional revenues from the global business, and ATM operation business revenues to increase (to become almost double from JPY1.3 billion for FY2011) along with the increase in number of newly placed ATMs.

For operating income, we target JPY7.5 billion, up 18.0 % YoY with expectations for continuous gross margin increase in network services, and by IIJ GIO and ATM operating business to turning into positive in FY2012 from their deficits in FY2011.

For income before income tax expense (benefit), considering interest and other expenses, we target JPY6.9 billion, up 15.5% YoY.

For net Income attributable to IIJ, we target JPY4.0 billion, up 9.9% YoY.

FY2012 Dividend Forecast

Our FY2012 dividend forecasts are as follows:

	Interim	Year-end	Full-Year
FY2012 Dividend (forecast)	JPY1,750 (forecast)	JPY1,750 (forecast)	JPY3,500 (forecast)
FY2011 Dividend (scheduled)	JPY1,500	JPY1,750 (scheduled)	JPY3,250 (scheduled)

While we give full consideration in securing our funds to strengthen our financial position and to prepare for our mid- to-long term operation and business development, we seek to achieve stable and continuous dividends to shareholders.

Based on our Company's article of incorporation, we plan to pay our dividend twice a year, at interim and at fiscal year-end. The dividends for interim and fiscal year-end are decided at the Company's board of directors and the general meeting of stockholders, respectively.

As for the FY2011 year-end dividend, we plan to revise our year-end dividend from JPY1,500 to JPY1,750 per share of our common stock. We have paid interim dividend of JPY1,500 per share of common stock for FY2011 interim period. FY2011 total dividend is scheduled to be JPY3,250.

For FY2012, we target to pay total dividend of JPY3,500 per share of common stock (JPY1,750 for the interim period and JPY1,750 for the fiscal year-end).

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	FY2010	FY2011
	JPY millions	JPY millions
Adjusted EBITDA	10,210	13,534
Depreciation and Amortization [6]	(5,851)	(7,144)
Impairment loss on other intangible assets	(218)	(37)
Operating Income	4,141	6,353
Other Income (Expense)	(307)	(377)
Income Tax Expense	956	2,525
Equity in Net Income of Equity Method Investees	123	124
Net income	3,001	3,575
Net loss attributable to noncontrolling interests	202	66
Net Income attributable to IIJ	3,203	3,641

CAPEX
	FY2010	FY2011
	JPY millions	JPY millions
CAPEX, including capital leases	6,752	10,917
Acquisition of Assets by Entering into Capital Leases	2,913	4,750
Purchase of Property and Equipment	3,839	6,167
[6] Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on May 15, 2012.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2008 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Tables to follow

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2011 and March 31, 2012)

	As of March 31, 2011	As of March 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	13,313,615	164,262	13,536,824
Accounts receivable, net of allowance for doubtful accounts of JPY 44,002 thousand and JPY 107,919 thousand at March 31, 2011 and March 31, 2012, respectively	16,431,374	190,779	15,722,135
Inventories	601,088	9,126	752,075
Prepaid expenses	1,680,158	22,429	1,848,344
Deferred tax assets -Current	978,263	11,399	939,370
Other current assets, net of allowance for doubtful accounts of JPY 43,640 thousand and JPY 10,732 thousand at March 31, 2011 and March 31, 2012, respectively	1,533,185	10,818	891,560
Total current assets	34,537,683	408,813	33,690,308
INVESTMENTS IN EQUITY METHOD INVESTEES	1,251,990	17,069	1,406,634
OTHER INVESTMENTS	2,794,046	35,653	2,938,146
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 21,891,126 thousand and JPY 25,693,163 thousand at March 31, 2011 and March 31, 2012, respectively	16,480,724	239,480	19,735,546
GOODWILL	5,788,333	70,238	5,788,333
OTHER INTANGIBLE ASSETS -Net	6,054,503	65,483	5,396,469
GUARANTEE DEPOSITS	1,889,796	23,053	1,899,815
DEFERRED TAX ASSETS -Noncurrent	16,393	301	24,760
NET INVESTMENT IN SALES-TYPE LEASES —Noncurrent	1,266,409	11,351	935,446
Prepaid expenses —Noncurrent	1,187,219	18,650	1,536,932
OTHER ASSETS, net of allowance for doubtful accounts of JPY81,448 thousand and JPY86,388 thousand at March 31, 2011 and March 31, 2012, respectively, and net of loan loss valuation allowance of JPY 16,701thousand at March 31, 2011.	205,893	1,709	140,857
TOTAL	71,472,989	891,800	73,493,246

	As of March 31, 2011	As of March 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	13,430,000	109,210	9,000,000
Long-term borrowings -Current portion	--	12,256	1,010,000
Capital lease obligations -Current portion	2,787,955	36,370	2,997,292
Accounts payable	13,574,152	118,346	9,752,923
Income taxes payable	355,183	26,818	2,210,089
Accrued expenses	1,889,891	27,634	2,277,307
Deferred income -Current	1,667,336	18,147	1,495,468
Other current liabilities	460,934	8,705	717,342
Total current liabilities	34,165,451	357,486	29,460,421
LONG-TERM BORROWINGS	--	24,148	1,990,000
CAPITAL LEASE OBLIGATIONS -Noncurrent	3,626,565	57,532	4,741,241
ACCRUED RETIREMENT AND PENSION COSTS -Noncurrent	1,567,050	21,911	1,805,683
DEFERRED TAX LIABILITIES -Noncurrent	609,412	7,915	652,280
DEFERRED INCOME -Noncurrent	1,270,984	18,774	1,547,159
OTHER NONCURRENT LIABILITIES	592,177	7,283	600,215
Total Liabilities	41,831,639	495,049	40,796,999
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2011 and March 31, 2012	16,833,847	204,269	16,833,847
Additional paid-in capital	27,318,912	330,789	27,260,318
Accumulated deficit	(14,023,259)	(133,362)	(10,990,348)
Accumulated other comprehensive loss	(85,134)	(285)	(23,533)
Treasury stock—3,794 shares held by the company at March 31, 2011 and March 31, 2012, respectively	(392,079)	(4,758)	(392,079)
Total Internet Initiative Japan Inc. shareholders' equity	29,652,287	396,653	32,688,205
NONCONTROLLING INTERESTS	(10,937)	98	8,042
Total equity	29,641,350	396,751	32,696,247
TOTAL	71,472,989	891,800	73,493,246

(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.41 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2012.
(Note2) The above presentation as of March 31, 2011 has been changed to conform to the presentation as of March 31, 2012.

Internet Initiative Japan Inc.
Consolidated Statements of Income (Unaudited)
(For the fiscal year ended March 31, 2011 and March 31, 2012)

	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	14,004,608	178,455	14,706,511
Internet connectivity services (home use)	6,525,128	69,378	5,717,417
WAN services	16,100,046	311,449	25,666,524
Outsourcing services	15,031,785	210,156	17,318,954
Total	51,661,567	769,438	63,409,406
Systems integration:
Systems construction	11,936,581	145,585	11,997,680
Systems operation and maintenance	17,507,099	236,278	19,471,641
Total	29,443,680	381,863	31,469,321
Equipment sales	796,385	13,490	1,111,722
ATM operation business	516,574	16,068	1,324,156
Total revenues	82,418,206	1,180,859	97,314,605
COST AND EXPENSES:
Cost of network services	41,678,052	606,538	49,984,821
Cost of systems integration	22,466,436	303,102	24,978,607
Cost of equipment sales	683,285	11,895	980,279
Cost of ATM operation business	1,000,470	16,772	1,382,194
Total cost	65,828,243	938,307	77,325,901
Sales and marketing	6,616,013	96,431	7,946,852
General and administrative	5,479,176	64,308	5,299,608
Research and development	353,732	4,717	388,761
Total cost and expenses	78,277,164	1,103,763	90,961,122
OPERATING INCOME	4,141,042	77,096	6,353,483
OTHER INCOME (EXPENSE):
Interest income	23,113	420	34,602
Interest expense	(268,129)	(3,632)	(299,271)
Foreign exchange losses	(31,975)	(55)	(4,549)
Net gains (losses) on sales of other investments -net	105,252	(38)	(3,154)
Losses on write-down of other investments	(179,829)	(1,937)	(159,592)
Other -net	44,515	664	54,701
Other income (expense) -net	(307,053)	(4,578)	(377,263)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	3,833,989	72,518	5,976,220
INCOME TAX EXPENSE	955,697	30,645	2,525,486
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	122,667	1,502	123,776
NET INCOME	3,000,959	43,375	3,574,510
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	202,409	806	66,453
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	3,203,368	44,181	3,640,963

	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,644		202,684
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,644		202,782
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,057,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,057,600		81,112,800
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	15,807.86	217.98	17,963.74
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	15,807.86	217.87	17,955.06
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	39.52	0.54	44.91
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	39.52	0.54	44.89

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.41 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2012.

Internet Initiative Japan Inc.
Consolidated Statements of Shareholders' Equity (Unaudited)
(For the fiscal year ended March 31, 2011 and March 31, 2012)

	Total equity	Comprehensive income （loss）	Internet Initiative Japan Inc. shareholders' equity						NON CONTROLLING INTERESTS
			Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, APRIL 1, 2010	27,363,703		(16,720,092)	168,769	206,478	16,833,847	(406,547)	27,443,600	44,126
Subsidiary stock issuance	--							(147,346)	147,346
Comprehensive income （loss）:
Net Income (loss)	3,000,959	3,000,959	3,203,368						(202,409)
Other Comprehensive loss, net of tax	(253,903)	(253,903)		(253,903)
Total comprehensive income	2,747,056	2,747,056
Dividends paid	(506,535)		(506,535)
Disposal of Treasury stock	37,126						14,468	22,658
BALANCE, MARCH 31, 2011	29,641,350		(14,023,259)	(85,134)	206,478	16,833,847	(392,079)	27,318,912	(10,937)
Purchase of noncontrolling interests of consolidated subsidiaries	(5)							(19,395)	19,390
Subsidiary stock issuance	--							(66,042)	66,042
Stock-based compensation	26,843							26,843
Comprehensive income （loss）:
Net Income (loss)	3,574,510	3,574,510	3,640,963						(66,453)
Other Comprehensive income, net of tax	61,601	61,601		61,601
Total comprehensive income:	3,636,111	3,636,111
Dividends paid	(608,052)		(608,052)
BALANCE, MARCH 31, 2012	32,696,247		(10,990,348)	(23,533)	206,478	16,833,847	(392,079)	27,260,318	8,042

(For the fiscal year ended March 31, 2012 (In USD))

	Total equity	Comprehensive income （loss）	Internet Initiative Japan Inc. shareholders' equity						NON CONTROLLING INTERESTS
			Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital
	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD	Shares	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD
BALANCE, APRIL 1, 2011	359,681		(170,165)	(1,033)	206,478	204,269	(4,758)	331,500	(132)
Purchase of noncontrolling interests of consolidated subsidiaries	0							(235)	235
Subsidiary stock issuance	--							(801)	801
Stock-based compensation	325							325
Comprehensive income （loss）:
Net Income (loss)	43,375	43,375	44,181						(806)
Other Comprehensive income, net of tax	748	748		748
Total comprehensive income:	44,122	44,122
Dividends paid	(7,378)		(7,378)
BALANCE, MARCH 31, 2012	396,751		(133,362)	(285)	206,478	204,269	(4,758)	330,789	98

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.41 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2012.

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the fiscal year ended March 31, 2011 and March 31, 2012)

	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	3,000,959	43,375	3,574,510
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,850,882	86,684	7,143,631
Impairment loss on other intangible assets	218,073	449	37,000
Provision for retirement and pension costs, less payments	253,818	2,273	187,287
Provision for (reversal of) allowance for doubtful accounts	(10,522)	996	82,046
Loss on disposal of property and equipment	23,588	757	62,398
Net losses (gains) on sales of other investments	(105,252)	38	3,154
Impairment of other investments	179,829	1,937	159,592
Gain on receipt of investment securities	(18,060)	--	--
Foreign exchange losses, net	27,309	172	14,202
Equity in net income of equity method investees	(122,667)	(1,502)	(123,776)
Deferred income tax expense	606,875	433	35,714
Others	16,960	819	67,440
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease in accounts receivable	429,691	7,606	626,783
Decrease (increase) in net investment in sales-type lease―noncurrent	(765,510)	4,016	330,961
Increase in inventories, prepaid expenses and other current and noncurrent assets	(65,828)	(1,959)	(161,418)
Increase (decrease) in accounts payable	1,995,375	(35,541)	(2,928,912)
Increase in income taxes payable	27,490	22,358	1,842,553
Decrease (increase) in deferred income-noncurrent	333,548	(3,707)	(305,512)
Increase in accrued expenses and other current and noncurrent liabilities	687,658	12,276	1,011,685
Net cash provided by operating activities	12,564,216	141,480	11,659,338
INVESTING ACTIVITIES:
Purchase of property and equipment	(3,839,011)	(74,838)	(6,167,434)
Proceeds from sales of property and equipment	174,334	4,249	350,136
Purchase of available-for-sale securities	(141,020)	(3,268)	(269,218)
Purchase of other investments	(200,000)	(2,259)	(186,115)
Investment in an equity method investee	--	(299)	(24,647)
Proceeds from sales of available-for-sale securities	155,571	2,747	226,346
Proceeds from sales of other investments	66,047	1,144	94,285
Payments of guarantee deposits	(686,825)	(478)	(39,403)
Refund of guarantee deposits	165,193	316	26,045
Payments for refundable insurance policies	(22,188)	(80)	(6,604)
Refund from insurance policies	29,642	521	42,948
Acquisition of a newly controlled company, net of cash acquired	(9,170,000)	--	--
Other	(24,860)	(7)	(594)
Net cash used in investing activities	(13,493,117)	(72,252)	(5,954,255)
	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	1,600,000	40,893	3,370,000
Repayments of short-term borrowings with initial maturities over three months	(1,550,000)	(7,523)	(620,000)
Principal payments under capital leases	(2,989,471)	(41,569)	(3,425,680)
Net increase (decrease) in short-term borrowings with initial maturities less than three months	8,930,000	(50,722)	(4,180,000)
Dividends paid	(506,535)	(7,378)	(608,052)
Proceeds from sales of treasury stock	37,126	--	--
Net cash provided by (used in) financing activities	5,521,120	(66,299)	(5,463,732)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(43,019)	(220)	(18,142)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,549,200	2,709	223,209
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,764,415	161,553	13,313,615
CASH AND CASH EQUIVALENTS, END OF YEAR	13,313,615	164,262	13,536,824

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	267,750	3,614	297,862
Income taxes paid	346,561	5,844	481,580

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	2,912,806	57,635	4,749,695
Facilities purchase liabilities	1,559,343	8,000	659,266
Asset retirement obligation	213,336	513	42,273
Acquisition of a company:
Assets acquired	14,956,137	--	--
Cash paid	(9,170,000)	--	--
Liabilities assumed	5,786,137	--	--

(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.41 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2012.
(Note2) The above presentation for the fiscal year ended March 31, 2011 has been changed to conform to the presentation for the fiscal year ended March 31, 2012.

4th Quarter FY2011 Consolidated Financial Results (3 months)

The following tables are highlight data of 4th Quarter FY2011 consolidated financial results (unaudited, from January 1, 2012 to March 31, 2012).

Operating Results Summary
	4Q10	4Q11	YoY % Change
	JPY millions	JPY millions
Total Revenues:	25,622	26,563	3.7
Network Services	15,552	16,167	4.0
SI	9,659	9,761	1.1
Equipment Sales	247	233	(5.6)
ATM Operation Business	164	402	145.5
Cost of Revenues:	20,572	20,672	0.5
Network Services	12,474	12,398	(0.6)
SI	7,591	7,712	1.6
Equipment Sales	210	194	(7.7)
ATM Operation Business	297	368	24.2
SG&A Expenses and R&D	3,339	3,535	5.9
Operating Income	1,711	2,356	37.7
Income before Income Tax Expense	1,659	2,196	32.4
Net Income attributable to IIJ	1,206	1,251	3.7

Connectivity and Outsourcing Services Revenues Breakdown and Cost
	4Q10	4Q11	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,572	3,787	6.0
IP Service	2,256	2,389	5.9
IIJ FiberAccess/F and IIJ DSL/F	782	799	2.1
IIJ Mobile Service	471	539	14.7
Others	63	60	(4.4)
Internet Connectivity Service (Home Use)	1,551	1,389	(10.4)
Under IIJ Brand	236	241	2.3
hi-ho	1,178	1,000	(15.2)
OEM	137	148	8.7
WAN Services	6,398	6,489	1.4
Outsourcing Services	4,031	4,502	11.6
Network Services Revenues	15,552	16,167	4.0

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	4Q10	4Q11
	JPY millions	JPY millions
Adjusted EBITDA	3,543	4,285
Depreciation and Amortization	(1,714)	(1,892)
Impairment loss on other intangible assets	(118)	(37)
Operating Income	1,711	2,356
Other Income (Expense)	(52)	(160)
Income Tax Expense	496	922
Equity in Net Income (Loss) of Equity Method Investees	(7)	(29)
Net income	1,156	1,245
Net income attributable to noncontrolling interests	50	6
Net Income attributable to IIJ	1,206	1,251

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	4Q10	4Q11
	JPY millions	JPY millions
CAPEX, including capital leases	2,212	2,265
Acquisition of Assets by Entering into Capital Leases	1,410	632
Purchase of Property and Equipment	802	1,633

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended March 31, 2011 and March 31, 2012)
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,571,836	45,952	3,786,887
Internet connectivity services (home use)	1,550,768	16,861	1,389,488
WAN services	6,397,936	78,743	6,489,229
Outsourcing services	4,031,223	54,625	4,501,619
Total	15,551,763	196,180	16,167,223
Systems integration:
Systems Construction	5,016,059	56,412	4,648,913
Systems Operation and Maintenance	4,643,273	62,033	5,112,100
Total	9,659,332	118,445	9,761,013
Equipment sales	246,761	2,827	232,973
ATM operation business	163,690	4,876	401,804
Total revenues	25,621,546	322,328	26,563,013
COST AND EXPENSES:
Cost of network services	12,473,729	150,441	12,397,820
Cost of systems integration	7,590,400	93,575	7,711,543
Cost of equipment sales	209,940	2,350	193,690
Cost of ATM operation business	297,104	4,478	368,996
Total cost	20,571,173	250,844	20,672,049
Sales and marketing	1,860,161	24,350	2,006,664
General and administrative	1,384,663	16,734	1,379,078
Research and development	94,574	1,812	149,321
Total cost and expenses	23,910,571	293,740	24,207,112
OPERATING INCOME	1,710,975	28,588	2,355,901
OTHER INCOME (EXPENSE):
Interest income	6,161	116	9,555
Interest expense	(74,625)	(875)	(72,144)
Foreign exchange losses	(2,722)	108	8,920
Net gains (losses) on sales of other investments -net	51,327	--	(2,984)
Losses on write-down of other investments	(7,966)	(910)	(75,015)
Other—net	(23,813)	(339)	(27,930)
Other expense — net	(51,638)	(1,937)	(159,598)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	1,659,337	26,651	2,196,303
INCOME TAX EXPENSE	496,288	11,187	921,880
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	(6,692)	(359)	(29,560)
NET INCOME	1,156,357	15,106	1,244,863
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	49,923	78	6,453
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,206,280	15,184	1,251,316

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2012
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,684		202,684
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,684		202,822
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,128,800
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	5,951.53	74.91	6,173.73
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	5,951.53	74.86	6,169.53
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	14.88	0.19	15.43
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	14.88	0.19	15.42

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.41 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2012.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended March 31, 2011 and March 31, 2012)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,156,357	15,106	1,244,863
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,714,029	22,960	1,892,149
Impairment loss on other intangible assets	118,073	449	37,000
Provision for retirement and pension costs, less payments	52,322	463	38,182
Provision for allowance for doubtful accounts and advances	11,649	439	36,194
Loss on disposal of property and equipment	8,186	276	22,782
Net losses (gains) on sales of other investments	(51,327)	36	2,984
Impairment of other investments	7,966	910	75,015
Foreign exchange gains, net	(1,629)	(217)	(17,886)
Equity in net income of equity method investees	6,692	359	29,560
Deferred income tax expense (benefit)	365,171	(879)	(72,460)
Others	(44,817)	397	32,735
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Increase in accounts receivable	(311,785)	(3,658)	(301,511)
Decrease (increase) in net investment in sales-type lease―noncurrent	(924,955)	1,257	103,590
Decrease in inventories, prepaid expenses and other current and noncurrent assets	815,388	10,758	886,578
Increase (decrease) in accounts payable	(1,954,506)	11,356	935,852
Increase in income taxes payable	158,475	12,252	1,009,680
Increase (decrease) in deferred income― noncurrent	850,278	(2,248)	(185,293)
Increase (decrease) in accrued expenses, other current and noncurrent liabilities	2,201,488	(8,381)	(690,643)
Net cash provided by operating activities	4,177,055	61,635	5,079,371
INVESTING ACTIVITIES:
Purchase of property and equipment	(801,940)	(19,818)	(1,633,158)
Proceeds from sales of property and equipment	170,187	678	55,871
Purchase of available-for-sale securities	(94,552)	(1,823)	(150,270)
Purchase of other investments	(50,000)	(971)	(80,000)
Proceeds from sales of available-for-sale securities	101,966	2,700	222,467
Proceeds from sales of other investments	36,146	389	32,080
Payments of guarantee deposits	(258,296)	(232)	(19,134)
Refund of guarantee deposits	41,768	57	4,731
Payments for refundable insurance policies	(4,998)	(2)	(182)
Other	(4,238)	48	3,983
Net cash used in financing activities	(863,957)	(18,974)	(1,563,612)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	300,000	--	--
Repayments of short-term borrowings with initial maturities over three months	(1,250,000)	--	--
Principal payments under capital leases	(779,830)	(11,201)	(923,078)
Net Increase (decrease) in short-term borrowings with initial maturities less than three months	930,000	--	--
Net cash used in financing activities	(799,830)	(11,201)	(923,078)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	444	197	16,172

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,513,712	31,657	2,608,853
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	10,799,903	132,605	10,927,971
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	13,313,615	164,262	13,536,824

(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.41 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2012.
(Note2) The above presentation for the three months ended March 31, 2011 has been changed to conform to the presentation for the three months ended March 31, 2012.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the Fiscal Year Ended March 31, 2012("FY2011") in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Fiscal Year Ended March 31, 2012
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

May 15, 2012

Company name: Internet Initiative Japan Inc.       Exchange listed: Tokyo Stock Exchange First Section

Stock code number: 3774                                  URL: http://www.iij.ad.jp/

Representative: Koichi Suzuki, President and Representative Director

Contact: Akihisa Watai, Managing Director and CFO       TEL: (03) 5259-6500

Annual general shareholder's meeting: scheduled on June 27, 2012

Payment of dividend: Scheduled to be started on June 28, 2012

Filing of annual report (Yuka-shoken-houkokusho) to the regulatory organization in Japan: Scheduled on June 29, 2012

Supplemental material on Fiscal year results: Yes

Presentation on Fiscal year results: Yes (for institutional investors and analysts)

 (Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2012
(April 1, 2011 to March 31, 2012)
(1) Consolidated Results of Operations							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	％	JPY millions	％	JPY millions	％	JPY millions	％
Fiscal year ended March 31, 2012	97,315	18.1	6,353	53.4	5,976	55.9	3,641	13.7
Fiscal year ended March 31, 2011	82,418	21.2	4,141	21.4	3,834	34.1	3,203	43.4
(Note1) Total comprehensive income	Fiscal Year ended March 31, 2012: JPY3,636 million (up 32.4% YoY)
	Fiscal Year ended March 31, 2011: JPY2,747 million (up 15.6% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.
	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share	Net Income attributable to IIJ to Total Shareholders' Equity	Income before Income Tax Expense to Total Assets	Total Revenues Operating Margin Ratio
	JPY	JPY	%	%	%
Fiscal year ended March 31, 2012	17,963.74	17,955.06	11.7	8.2	6.5
Fiscal year ended March 31, 2011	15,807.86	15,807.86	11.2	6.2	5.0
(Reference) Equity in net income of equity method investees	Fiscal Year ended March 31, 2012: JPY124 million
	Fiscal Year ended March 31, 2011: JPY123 million
(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets	Shareholders' Equity per share
	JPY millions	JPY millions	JPY millions	%	JPY
March 31, 2012	73,493	32,696	32,688	44.5	161,276.69
March 31, 2011	71,473	29,641	29,652	41.5	146,298.11
(3) Consolidated Cash Flow
	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalents (End of the Period)
	JPY millions	JPY millions	JPY millions	JPY millions
Fiscal year ended March 31, 2012	11,659	(5,954)	(5,464)	13,537
Fiscal year ended March 31, 2011	12,564	(13,493)	5,521	13,314
2. Dividends
	Dividend per Shares					Total cash dividends for the year	Payout Ratio (consolidated)	Ratio of Dividends to Shareholder's Equity (consolidated)
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY	JPY millions	%	%
Fiscal year ended March 31, 2011	--	1,250.00	--	1,500.00	2,750.00	557	17.4	2.0
Fiscal year ended March 31, 2012	--	1,500.00	--	1,750.00	3,250.00	659	18.1	2.1
Fiscal year ending March 31, 2013 (Target)	--	1,750.00	--	1,750.00	3,500.00		17.7
3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2013
(April 1, 2012 through March 31, 2013)									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income Attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2012	50,500	7.0	2,700	10.3	2,500	9.1	1,400	2.8	6,907.30
Fiscal year ending March 31, 2013	107,000	10.0	7,500	18.0	6,900	15.5	4,000	9.9	19,735.15
4. Others
(1) Changes in significant subsidiaries for the Fiscal Year ended March 31, 2012
(Changes in significant subsidiaries for the Fiscal year ended March 31, 2012 which resulted in changes in scope of consolidation): None
Newly Consolidated: None, Excluded: None
(2) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements
1) Changes due to the revision of accounting standards: Yes
2) Others: Yes
(3) Number of Shares Outstanding (Shares of Common Stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of March 31, 2012: 206,478 shares
As of March 31, 2011: 206,478 shares
2) The number of treasury stock:
As of March 31, 2012: 3,794 shares
As of March 31, 2011: 3,794 shares
3) The weighted average number of shares outstanding:
For the Fiscal Year ended March 31, 2012: 202,684 shares
For the Fiscal Year ended March 31, 2011: 202,644 shares

[English Translation]

May 15, 2012

Company name: 1-105 Kanda Jimbo-cho, Chiyoda-ku, Tokyo
Internet Initiative Japan Inc.

Company representative: Koichi Suzuki, President and Representative Director
(Stock Code Number: 3774 The First Section of the Tokyo Stock Exchange)

Contact: Akihisa Watai, Managing Director and CFO
TEL: 03-5259-6500

Information Pertaining to Controlling Shareholders

1. Name of Controlling Shareholders
(as of March 31, 2012)
Name	Relationship	Its Ownership Percentage (%)	Securities Exchanges where its Shares are Listed
Nippon Telegraph and Telephone Corporation	IIJ is NTT's affiliate company	29.9	Tokyo Stock Exchange, Inc. (First Section)
		(5.0)	Osaka Securities Exchange, Co., Ltd. (First Section)
			Nagoya Stock Exchange, Inc. (First Section)
			Fukuoka Stock Exchange
			Sapporo Stock Exchange
			New York Stock Exchange, Inc.
			London Stock Exchange plc.
(Notes) The percentage in parentheses is the indirect ownership by NTT included in the figure above.

2. Position of the Listed Company (IIJ) within Parent Company's Corporate Group and other Parent Company Relationships

a) Position of the Listed Company (IIJ) within the Group of the Parent Company

The ownership percentage by NTT, which is IIJ's largest shareholder, was 29.9% as of March 31, 2012, including its indirect ownership. However, IIJ's sales activities are not affected by NTT's ownership in IIJ and IIJ is maintaining its management independence.

b) Personal Relationships with the Parent Company, other Related Company and their Group Companies

IIJ's board of directors consists of 12 members including 4 outside directors. Takashi Hiroi, an outside director (part-time director) of IIJ, is an employee of NTT (General Manager of Business Planning Division of NTT). However, he is monitoring IIJ's business operations as an outside director and does not have any personal relationships, such as family relationships, with IIJ's other directors and auditors. He did not acquire any interest such as capital or business relationships upon becoming an outside director.

3. Business Relationship with NTT Group

IIJ uses services provided by Nippon Telegraph and Telephone East Corporation ("NTT East") and Nippon Telegraph and Telephone West Corporation ("NTT West") for a significant portion of its access circuits, and services provided by NTT Communications Corporation ("NTT Communications") for a significant portion of its domestic and international backbones. The amount paid to NTT East and West, and to NTT Communications for their telecommunication circuits was JPY1,426million and JPY3,046 million, respectively for the fiscal year ended March 31, 2012.

IIJ leases a part of Internet data center facilities from NTT Group companies to provide our Internet data center services to our customers and the amount paid to NTT Group related to the lease of Internet data center facilities are JPY1,699 million.

Business transactions with the NTT Group are within the scope of normal business practices, and there is no special contract made in relation to the investment by NTT Group.

CONTACT: YUKO KAZAMA
         IIJ Investor Relations Office
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/IR